Exhibit 21

Subsidiaries of AIG Annuity Insurance Company

American General Assignment Corporation (Date of Incorporation June 26, 1987)

AIG Fixed Annuity Marketing Group, Inc. (Date of Incorporation November 13, 1996)

American General Distributors, Inc. (Date of Incorporation June 24, 1994)

SAI Hedge Fund Holdings, LLC (Date of Organization December 13, 2002)